Exhibit 99.1

GERDAU S.A.

CNPJ No. 33.611.500/0001-19

NIRE 35300520696

Publicly Traded Company

MINUTES OF THE MEETING OF THE EXECUTIVE BOARD HELD AT THE HEADQUARTERS, AT AVENIDA DOUTORA RUTH CARDOSO, 8501, 8º ANDAR, CONJUNTO 2, PINHEIROS, SÃO PAULO, SP, BRAZIL, AT 4:30 PM, ON NOVEMBER 7, 2022.

1. The meeting was attended by all members of the Executive Board of Gerdau S.A. (“Company”), chaired by Gustavo Werneck da Cunha, Managing Director, with Daniela Derzi Barretto acting as secretary.

2. The Executive Board, unanimously, pursuant to the provisions of the relevant legislation and the Bylaws, decided to present the proposal to the Board of Directors relating to the credit on 11/21/2022 and payment to shareholders, as from 12/14/2022, of (i) interest on equity calculated at a rate of forty-two centavos (R$0.42) per share, common and preferred, and (ii) dividends calculated at a rate of one Brazilian real and seventy-three centavos (R$1.73) per share, common and preferred, registered in the records of the Depository Institution of the Company’s Shares, on the credit date. Considering the outstanding shares on the present date, the payment of (i) interest on equity represents the amount of six hundred and ninety-eight million, six hundred and ninety-three thousand, nine hundred and forty-eight seven Brazilian reais and sixty-two centavos (R$698,693,947.62), and that of (ii) dividends represent the amount of two billion, eight hundred and seventy-seven million, nine hundred and fifty-three thousand, six hundred and forty-one Brazilian reais and forty centavos (R$2,877,953,641.40) and constitute the anticipation of the minimum mandatory dividend stipulated in the Bylaws, referring to the current fiscal year.

3. Without further ado, the meeting was adjourned. Signatures: Board: Gustavo Werneck da Cunha (Chairman) and Daniela Derzi Barretto (Secretary). Directors: Gustavo Werneck da Cunha (Managing Director), Rafael Dorneles Japur, Marcos Eduardo Faraco Wahrhaftig, Fernando Pessanha Santos, Rubens Fernandes Pereira (Deputy Managing Directors), Cesar Obino da Rosa Peres, Fábio Eduardo de Pieri Spina, Fladimir Batista Lopes Gauto , Hermenio Pinto Gonçalves, Mauro de Paula, and Wendel Gomes da Silva (Directors).

Declaration

I hereby declare that this is a true copy of the minutes transcribed in the relevant book.

São Paulo, November 7, 2022

Daniela Derzi Barretto

Secretary